[redacted]

08000548

MICRO FOCUS

RECEIVED

2008 FEB -4 A 10:27

January 31, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

SUPPL

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated December 13, 2007 – "Return of Allotment of Shares".
2. Form 88(2) dated December 17, 2007 – "Return of Allotment of Shares".
3. Form 88(2) dated December 18, 2007 – "Return of Allotment of Shares".
4. Form 88(2) dated January 04, 2008 – "Return of Allotment of Shares".
5. Form 88(2) dated January 17, 2008 – "Return of Allotment of Shares".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Gail Gordon
Interim North American Counsel
Micro Focus
9420 Key West Avenue
Rockville, MD 20850
301-838-5180 (phone)
301-838-5034 (fax)
gail.gordon@microfocus.com

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2100		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05375		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	2100
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 7/1/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House
- for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	17	
Month	01	
Year	2008	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1900	600	750
Nominal value of each share	10 PENCE	10 PENCE	10 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	0.0562	0.00339	0.00917

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address: Mariner House, Pepys Street, London UK Postcode E C 3 N 4 D A	Class of shares allotted ORDINARY	Number allotted 3250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 31/1/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House — for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

Return of Allotment of Shares

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.06419		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	3000
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 7/1/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1275		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05398		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	1275
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 7/1/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day Month Year	To Day Month Year
	04 01 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1350	1050	
Nominal value of each share	10 PENCE	10 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	0.00331	0.05454	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

A46 17/01/2008 244
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 2400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0 END

Signed [signature] Date 15/1/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Herbert, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange